Confidential Treatment of Portions of this Letter

Has Been Requested by Bank of America

Corporation Pursuant to 17 C.F.R. § 200.83.

Asterisks denote such omissions.

August 25, 2010

Mr. Hugh West

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:	Bank of America Corporation
Form 10-K for Fiscal Year Ended December 31, 2009 Filed February 26, 2010 Form 10-Q for Quarterly Period Ended March 31, 2010 Filed May 7, 2010 File No. 001-6523

Dear Mr. West:

We have received and reviewed your letter dated July 30, 2010. The following are our responses to each of your comments and requests. For ease of reference, we have repeated the Staff’s comments. Our responses are intended to address the comments and questions raised by the Staff. We are ready to assist the Staff in resolving any matter requiring further attention.

Form 10-Q for Quarterly Period Ended March 31, 2010

Notes to Consolidated Financial Statements

Note 6 – Outstanding Loans and Leases, page 27

1.	We note your disclosure that you have mitigated a portion of your credit risk on your residential mortgage portfolio through the use of synthetic securitizations which are cash collateralized and provide mezzanine risk protection on certain loan pools. Please tell us and revise your future filings to provide a more comprehensive description of these synthetic securitizations, including how the transactions are structured and the involvement of any off-balance sheet vehicles. Clarify how these synthetic securitizations impact your determination of the allowance for loan losses on the related loans.

Response:	Due to the timing of when we received your letter, we were unable to incorporate enhanced disclosures in our Form 10-Q for the three and six months ended June 30, 2010 related to your comment. In future filings, we will include the following disclosure to provide a more comprehensive description of our synthetic securitizations, where applicable (changes are underlined):

The Corporation mitigates a portion of its credit risk on the residential mortgage portfolio through the use of synthetic securitization vehicles. These vehicles issue long-term notes to investors, the proceeds of which are held as cash collateral. The Corporation pays a premium to the vehicles to purchase mezzanine loss protection on a portfolio of residential mortgages owned by the Corporation. Cash held in the vehicles will be used to reimburse the Corporation in the event that losses on the mortgage portfolio exceed 10 basis points (bps) of the original pool balance, up to the maximum amount of purchased loss protection of $XXX and $2.5 billion at September 30, 2010 and December 31, 2009. The vehicles are variable interest entities from which we purchase credit protection and we do not have a variable interest in the vehicles; accordingly, they are not consolidated by the Corporation. Amounts due from the vehicles are recorded in Other Income when the Corporation recognizes a reimbursable loss, as described above. Amounts are collected when reimbursable losses are realized through sale of the underlying collateral. At September 30, 2010 and December 31, 2009, the Corporation had a receivable of $XXX and $1.0 billion from these vehicles for reimbursement of losses. As of September 30, 2010 and December 31, 2009, $XXX and $70.7 billion of residential mortgage loans were held in the portfolio for which these vehicles provide protection. The [increase/decrease] in these pools was due to $XXX in principal payments and $XXX of loan sales. The Corporation records an allowance for credit losses on these loans without regard to the existence of the purchased loss protection because the protection does not represent a guarantee of individual loans.

In addition, the Corporation has entered into credit protection agreements with FNMA and FHLMC totaling $XXX and $6.6 billion as of September 30, 2010 and December 31, 2009, providing full protection on conforming residential mortgage loans that become severely delinquent. The Corporation does not record an allowance for credit losses on these loans because the loans are individually guaranteed.

Note 8 – Securitizations and Other Variable Interest Entities, page 30

2.	We note your response to prior comment 13 to our letter dated May 3, 2010 and the related disclosures on page 34 of your March 31, 2010 Form 10-Q; however, it does not appear that you have addressed our comment in its entirety. Accordingly, as previously requested, to the extent that it is at least reasonably possible that an exposure to loss exists in excess of amounts accrued related to representations and warranties, please revise your future filings to disclose an estimate of the possible loss or range of loss or provide explicit disclosure that you are unable to make such an estimate.

Response:	In Note 8 to the consolidated financial statements included in our Form 10-Q for the three and six months ended June 30, 2010, we expanded our disclosures related to obligations from our representations and warranties and revised our disclosures to explicitly state that we are unable to estimate the possible loss or range of loss for certain monoline financial guarantors (monolines). In addition, we established a liability related to repurchase requests subject to negotiation and unasserted requests to repurchase current and future defaulted loans where those losses are both probable and reasonably estimable based upon a more consistent repurchase experience with certain monolines. We will continue to update our recorded liability and related disclosures as our process becomes more refined based on the level of repurchase requests, defects identified, the latest experience gained on repurchase requests and other relevant facts and circumstances.

The following are the specific disclosures included in our Form 10-Q for the three and six months ended June 30, 2010, which we will also include in future filings, where applicable:

The Corporation and its legacy companies have an established history of working with the GSEs on repurchase requests and have generally established a mutual understanding of what represents a valid defect and the protocols necessary for loan repurchases. However, unlike the repurchase protocols and experience established with GSEs, experience with the monolines and other third party buyers has been varied and the protocols and experience with the monolines has not been as predictable as with the GSEs. In addition, the Corporation and its legacy companies have very limited experience with private label MBS repurchases as the number of repurchase requests received has been very limited.

Loans have been repurchased and a liability for representations and warranties has been established for monoline repurchase requests, based upon valid identified loan defects. A liability has also been established for monoline repurchase requests that are in the process of review based on historical repurchase experience with each monoline to the extent such experience provides a reliable basis on which to estimate incurred losses from future repurchase activity. A liability has also been established related to repurchase requests subject to negotiation and unasserted requests to repurchase current and future defaulted loans where it is believed a more consistent repurchase experience with certain monolines has been established. For other monolines, in view of the inherent difficulty of predicting the outcome of those repurchase requests where a valid defect has not been identified or the inherent difficulty in predicting future claim requests and the related outcome in the case of unasserted requests to repurchase loans from the securitization trusts in which these monolines have insured all or some of the related bonds, the Corporation cannot reasonably estimate the eventual outcome. In addition, the timing of the ultimate resolution or the eventual loss, if any, related to those repurchase requests cannot be reasonably estimated. For the monolines where there has not been established sufficient, consistent repurchase experience, it is not possible to estimate the possible loss or a range of loss. Thus, a liability has not been established related to repurchase requests where a valid defect has not been identified, or in the case of any unasserted requests to repurchase loans from the securitization trusts in which such monolines have insured all or some of the related bonds.

We provide additional commentary, as well as new and planned disclosures, regarding our inability to estimate the possible loss or range of loss for representations and warranties to monolines in our responses to your comments 3a, 3b, 4, and 5 below.

3.	In regards to your representations and warranties exposure, please tell us and revise your future filings to address the following:

a)	Disclose whether there is a particular time period that you have to respond to the repurchase request, and if so, what occurs if you do not respond timely;

Rule 83 confidential treatment request made by Bank of America Corporation

Response:	With respect to the government-sponsored enterprises (the GSEs), the governing contracts generally require that lenders respond to repurchase requests within 30 days of the date of request. [***Redacted***]

The following disclosure was included in our Form 10-Q for the three and six months ended June 30, 2010. To further enhance the disclosures noted in our response to comment 2, the following will be provided in future filings, where applicable (changes are underlined):

The Corporation and its legacy companies have an established history of working with the GSEs on repurchase requests and have generally established a mutual understanding of what represents a valid defect and the protocols necessary for loan repurchases. As soon as practicable after receiving a repurchase request from either of the GSEs, the Corporation evaluates the request and takes appropriate action. Claim disputes are generally handled through loan-level negotiations with the GSEs and the Corporation seeks to provide a final response to the repurchase request within 90 to 120 days of the receipt of the request. However, unlike the repurchase protocols and experience established with GSEs, experience with the monolines and other third party buyers has not been as predictable as with the GSEs. The timetable for response and resolution varies by contract. Where a breach of our representations and warranties is confirmed, settlement is generally reached within 60 to 90 days. In addition, the Corporation and its legacy companies have very limited experience with private label MBS repurchases as the number of repurchase requests received has been very limited.

b)	Disclose the level of unresolved claims existing at the balance sheet dates by claimant (GSE, monoline insurer, mortgage insurer, other) and loan type (prime, subprime, Alt-A, etc.). If amounts have grown over the periods for any claimant or specific loan type, address any qualitative factors that are considered in your methodology to account for this fact;

Response:	In Note 8 to the consolidated financial statements included in our Form 10-Q for the three and six months ended June 30, 2010, we revised our disclosures related to our unresolved claims by claimant.

The level of unresolved claims during the three and six months ended June 30, 2010 increased for both the GSEs and monolines. With respect to the GSEs, this increase is predominantly attributable to an increase in the level of new claims asserted combined with a lag in our capacity to respond to the higher volume of claims. While we are in the process of substantially increasing staffing and utilizing outsourcing alternatives to address challenges posed by this trend, there will be a period of time in which it takes to reduce the backlog of unresolved claims and reach an effective balance of experienced resources and claims activity. [***Redacted***] With respect to the monolines, claim activity has been volatile and unpredictable. [***Redacted***]

Because our liability for representations and warranties with respect to the GSEs considers likely repurchases on a lifetime basis, any temporary change to the unresolved repurchase pipeline generally would have no direct impact on our methodology to estimate the liability and therefore no impact on the established liability. This is also the case for certain monolines where because of a more consistent repurchase experience we have established a liability related to repurchase requests subject to negotiation and unasserted requests to repurchase current and future defaulted loans. However, for monolines for which we are not able to estimate such a liability as any losses are not probable and reasonably estimable, we will continue to evaluate the higher level of unresolved repurchase claims stemming from an increase of claims in process (as opposed to the failure of the monolines to rescind claims) as we obtain sufficient, consistent repurchase experience to establish a liability.

Due to the timing of when we received your letter, we were unable to incorporate all of the enhanced disclosures in our Form 10-Q for the three and six months ended June 30, 2010. In future filings, we will provide the following disclosures regarding unresolved claims by loan type and comment on trends, where applicable (changes are underlined):

Although the timing and volume has varied, repurchase and similar requests have increased from buyers and insurers including monolines. However, a very limited number of repurchase requests have been received related to private label MBS transactions. A loan by loan review of all repurchase requests is performed and demands have been and will continue to be contested to the extent not considered valid. Overall, repurchase requests and disputes have increased with buyers and insurers regarding representations and warranties, which has resulted in an increase in unresolved repurchase requests. At September 30, 2010, the unpaid principal balance of loans related to unresolved repurchase requests previously received from investors and insurers was approximately $XXX, including $XXX from the GSEs, $XXX from the monolines, $XXX from other investors, and $XXX from private label MBS transactions. Comparable amounts at December 31, 2009, were approximately $7.6 billion, including $3.3 billion from the GSEs, $2.9 billion from the monolines, $1.4 billion from other investors, and $30 million from private label MBS transactions. At September 30, 2010, the unpaid principal balance of loans related to unresolved repurchase requests previously received from investors and insurers included $XXX of prime loans, $XXX of Alt-A loans, $XXX of home equity loans, $XXX of pay option loans, $XXX of subprime loans, and $XXX of other products. Comparable amounts at December 31, 2009, were $1.4 billion of prime loans, $2.0 billion of Alt-A loans, $2.3 billion of home equity loans, $1.2 billion of pay option loans, $0.6 billion of subprime loans, and $0.1 billion of other products.

c)	Disclose, by claimant and loan type, the unpaid principal balance related to investor demands that were resolved either by repurchasing the loan or reimbursing the investor for losses during the periods, and the fair value of the loans subject to these claims;

Response:	In Note 8 to the consolidated financial statements included in our Form 10-Q for the three and six months ended June 30, 2010, we disclosed by product (first-lien and home equity) the total unpaid principal balance related to investor demands that were resolved by repurchasing the loan or reimbursing the investor for losses for both first-lien and home equity securitizations. In future filings, we will expand this disclosure to include the primary claimant with which we resolved such claims, unpaid principal balance and fair value of claims resolved during the periods.

Due to the timing of when we received your letter, we were unable to incorporate all of the enhanced disclosures in our Form 10-Q for the three and six months ended June 30, 2010. In future filings, we will provide the following disclosures, where applicable (changes are underlined):

During the three and nine months ended September 30, 2010, $XXX and $XXX of first-lien repurchase claims were resolved primarily with the GSEs through repurchase or reimbursement to the investor or securitization trust for losses they incurred compared to $XXX and $XXX for the same periods in 2009. The fair value of the related loans at the time of repurchase or loss was $XXX and $XXX for the periods in 2010 compared to $XXX and $XXX for the periods in 2009. Of the amounts resolved during the periods, $XXX and $XXX of loans were repurchased from first-lien investors and securitization trusts, including those in which the monolines insured some or all of the related bonds, under representations and warranties, and corporate guarantees compared to $XXX and $XXX for the same periods in 2009. In addition, during the three and nine months ended September 30, 2010, the amount paid to indemnify investors and securitizations trusts, including those in which the monolines insured some or all of the related bonds, was $XXX and $XXX compared to $XXX and $XXX for the same periods in 2009.

During the three and nine months ended September 30, 2010, $XXX and $XXX of home equity repurchase claims were resolved primarily with monolines through repurchase or reimbursement to the investor or securitization trust for losses they incurred compared to $XXX and $XXX for the same periods in 2009. The fair value of the related loans at the time of repurchase or loss was $XXX and $XXX for the periods in 2010 compared to $XXX and $XXX for the periods in 2009. Of the amounts resolved during the periods, $XXX and $XXX of loans were repurchased from home equity securitization trusts under representations and warranties and corporate guarantees compared to $XXX and $XXX for the same periods in 2009. In addition, during the three and nine months ended September 30, 2010, $XXX and $XXX were paid to indemnify investors or securitization trusts compared to $XXX and $XXX for the same periods in 2009.

d)	Disclose which particular representation and warranty provisions are resulting in the most repurchases/reimbursements. As part of your revised disclosure, address any trends in terms of the losses associated with the various types of defects;

Response:	In Note 8 to the consolidated financial statements included in our Form 10-Q for the three and six months ended June 30, 2010, we revised our disclosures to include discussion of the specific representation and warranty provisions that have resulted in the most repurchases or indemnifications. While breaches of representations and warranties related to a loan’s compliance with applicable underwriting standards have resulted in the majority of the repurchase requests, we have not observed a direct relationship between the type of defect that caused the breach of our representations and warranties and the amount of probable loss.

The following disclosure was included in our Form 10-Q for the three and six months ended June 30, 2010, which will be further modified in future filings, where applicable, as noted below by the underlined sentence:

The repurchase claims and indemnification payments were primarily a result of material breaches of representations related to the loan’s compliance with the applicable underwriting standards, including borrower misrepresentation, credit exceptions without sufficient compensating factors and non-compliance with underwriting procedures,

Rule 83 confidential treatment request made by Bank of America Corporation although the actual representations made in a sales transaction and the resulting repurchase and indemnification activity can vary by transaction or investor. A direct relationship between the type of defect that causes the breach of representations and warranties and the severity of the realized loss has not been observed.

e)	Whether as part of your estimation of your accrued liability you are only considering currently impaired loans that have been sold or all loans sold, including currently performing loans. If the former, tell us how you are satisfied that all incurred losses have been appropriately accrued for;

Response:	In Note 8 to the consolidated financial statements included in our Form 10-Q for the three and six months ended June 30, 2010, we revised our disclosures related to representations and warranties to explicitly state that we include actual and estimated loan defaults in our estimation of our representations and warranties obligations for all loans sold.

The following are the specific disclosures included in our Form 10-Q for the three and six months ended June 30, 2010, which we will also include in future filings, where applicable:

The methodology used to estimate the liability for representations and warranties is a function of the representations and warranties given and considers a variety of factors, which include actual defaults, estimated future defaults, historical loss experience, probability that a repurchase request will be received and probability that a loan will be required to be repurchased.

f)	The extent to which your review process for the claims received is a loan by loan analysis, or some sort of higher level analysis to reject or accept the claims;

Response:	In Note 8 to the consolidated financial statements included in our Form 10-Q for the three and six months ended June 30, 2010, we revised our disclosures related to representations and warranties to explicitly state that we review all repurchase requests on a loan by loan basis. In addition, our assessment of whether there is a valid identified defect in the loan and related response to the repurchase request is generally performed on an individual loan basis. [***Redacted***]

Rule 83 confidential treatment request made by Bank of America Corporation

g)	Whether you have any recourse back to any broker or mortgage company who sold you a loan which was supposed to be underwritten according to your underwriting standards. If so, tell us what actions you have taken with respect to this;

Response:	In Note 8 to the consolidated financial statements included in our Form 10-Q for the three and six months ended June 30, 2010, we revised our disclosures related to representations and warranties to describe our recourse to third party sellers from whom we have purchased loans. We actively seek such recourse in several ways, including requesting repurchase of the loan from the original seller when we receive a repurchase request from our sale counterparty or denial of mortgage insurance. In addition, if a breach of the representations and warranties given to us by the loan seller is identified as a result of our quality control process or in the event that the loan defaults in the first several payments, we will request indemnification by the original seller of the loan. [***Redacted***]

The following are the specific disclosures included in our Form 10-Q for the three and six months ended June 30, 2010, which we will also include in future filings, where applicable:

Violation of these representations and warranties may result in a requirement to repurchase mortgage loans, indemnify or provide other recourse to an investor or securitization trust. In such cases, the repurchaser bears any subsequent credit loss on the mortgage loans. The repurchaser’s credit loss may be reduced by any recourse it has to sellers of such loans for representations and warranties previously provided.

h)	Whether the claims resulting are arising in greater part due to loans sourced from brokers or other mortgage companies and explain how this is factored into the estimation of your accrued liability; and

Response:	There is no discernible difference between claims resulting from loans sourced from brokers or purchased from third party sellers as compared to loans originated by the Corporation. We will provide the following new disclosures in our future filings, where applicable:

The volume of repurchase claims as a percentage of the volume of loans purchased arising from loans sourced from brokers or purchased from third party sellers is relatively consistent with the volume of repurchase claims as a percentage of the volume of loans originated by the Corporation and its legacy companies.

i)	Address any trends or differences in your exposure to repurchase requests relative to others in your industry.

Response:	Given that negotiations with GSEs, monolines and other third party investors are unique and specific to that counterparty, we are unable to evaluate our exposure to repurchase requests relative to others in our industry.

First-Lien Mortgage-related Securitizations, page 32

4.	We note from your disclosure in the second paragraph that a liability has not been established related to repurchase requests where a valid defect has not been identified and other unasserted requests to repurchase loans from the securitization trusts in which monoline financial guarantors have insured all or some of the related bonds. It appears your process for estimating the liability for representations and warranties related to monoline financial guarantors is significantly different from how the liability is estimated for FNMA, FHLMC and other third party buyers. Please revise your future filings to confirm this observation and to provide more disclosure around why estimating the probable loss associated with monoline representations and warranties claims is inherently more difficult than those from other counterparties.

Response:	In Note 8 to the consolidated financial statements included in our Form 10-Q for the three and six months ended June 30, 2010, we revised our disclosures related to representations and warranties to discuss why our experience with monolines is different than our experience with the GSEs and other third party buyers. Over time, given the volume of activity and consistent communication between parties, we and our legacy companies have established a general understanding with the GSEs of what represents a valid defect and the protocols necessary for loan repurchases. Our methodology used to estimate the liability for representations and warranties considers a variety of factors, including actual defaults, estimated future defaults, historical loss experience, probability that a repurchase request will be received and probability that a loan will be required to be repurchased. Our experience with the GSEs provides a basis which we can use to estimate probable losses from breaches of representations and warranties provided.

To date, the amount and quality of communication from certain monolines has not been sufficient for us to be able to predict the resolution of existing claims or the amount of future claims. In addition, the pattern of repurchase requests from the monolines is less predictable than from the GSEs. As noted in our response to comment 3a above, we recently received in a single day a significant number of claims from one of the monolines which had accumulated claims over many months before asserting them in bulk. For other monolines, we have determined that we now have sufficient information to estimate probable losses related to our representations and warranties and have included those estimated losses in our liability as of June 30, 2010.

The following are the specific disclosures included in our Form 10-Q for the three and six months ended June 30, 2010, which we will also include in future filings, where applicable:

The Corporation and its legacy companies have an established history of working with the GSEs on repurchase requests and have generally established a mutual understanding of what represents a valid defect and the protocols necessary for loan repurchases. However, unlike the repurchase protocols and experience established with GSEs, experience with the monolines and other third party buyers has been varied and the protocols and experience with the monolines has not been as predictable as with the GSEs. In addition, the Corporation and its legacy companies have very limited experience with private label MBS repurchases as the number of repurchase requests received has been very limited.

5.	As a related matter, we note your disclosure that the unpaid principal balance of loans related to unresolved repurchase requests from monoline guarantors was $3.0 billion as of March 31, 2010 and that this amount represents the maximum amount of potential loss in the unlikely event that you would be required to repurchase all of these loans assuming the underlying collateral has no value. We note however, that your maximum exposure would also include repurchase requests that have not yet been asserted. In an effort to provide greater granularity and to allow an investor better insight to your maximum exposure related to representations and warranties with monoline financial guarantors, please consider providing the following (preferably in tabular format, disaggregated by loan type and vintage): [we include and address each of the original bullets in our response below]

Response:	In Notes 8 and 11 to the consolidated financial statements included in our Form 10-Q for the three and six months ended June 30, 2010, we have expanded our disclosures with certain information that will allow investors better insight related to representations and warranties with monoline financial guarantors. In preparing these expanded disclosures, we have considered the items noted above and have included information related to the monolines, including the amount of unresolved monoline claims currently in process, the amount of loans repurchased during the period as a result of breaches of our representations and warranties, the amount of unresolved monoline claims that were rejected where we did not identify a valid defect that would constitute an actionable breach of our representations and warranties, and the amount of unresolved monoline claims still in process of review. In addition, we disclosed the amount of loan files requested by the monolines which may result in future repurchase claims.

As detailed in our responses above to your comments 2, 3 and 4, we have provided additional disclosures related to our representations and warranties obligation in our Form 10-Q for the three and six months ended June 30, 2010. We believe our enhanced disclosures including those additional enhancements referenced herein, which we will incorporate into future filings, where applicable, provide sufficient information to allow readers to evaluate the potential magnitude of our representations and warranties obligation. Further, as described below, we believe that certain of the information noted for consideration would not be relevant and would be misleading to the users of our financial statements.

Rule 83 confidential treatment request made by Bank of America Corporation

•	Total loans insured by monolines subject to representations and warranties;

We do not believe that disclosure of the total loans insured by monolines is appropriate or relevant because it is not a reasonable proxy for exposure and could easily be misinterpreted even with qualifying language. [***Redacted***] The amount of total loans insured includes loans that are not delinquent, loans that may not result in any loss to the insurer and loans in which there are no breaches of representations and warranties. Repurchase claims are generally made on loans that have or will have a loss (i.e., defaulted loans) and where the monolines have advanced funds to the securitization trusts. There may also be repurchase claims that relate to loans that have defaulted and are no longer included in the unpaid principal balance of the loans in the securitization trusts .Also, it is unlikely that a claim will be made for every defaulted loan and that we will be required to repurchase every loan for which a claim is made. In addition, the loss that we will incur in the event of a repurchase is dependent on the underlying collateral of the loan at the time of repurchase.

•	Amount and percentage of claims where the guarantor has notified you of a representation and warranty breach (or defect);

The amount of claims received and the amount as a percentage of total loans insured are, in our view, not valid indications of the amount of our exposure to future repurchases. [***Redacted***] As noted in our response to your comment 3c above, the volume and timing of the monolines’ repurchase requests are varied and unpredictable.

As shown in our current disclosures below, we have provided information regarding the $9.8 billion of loan files requested by monolines for their review, which may or may not lead to additional repurchase requests. In addition, we disclosed the unpaid principal balance of loans related to unresolved repurchase requests previously received from the monolines of $4.0 billion.

•	Amount and percentage of loans you purchased back as a result of representation and warranty claims;

In our Form 10-Q for the three and six months ended June 30, 2010, we disclose the total amount of loans repurchased from first-lien investors and securitization trusts and home equity securitization trusts under our representations and warranties and corporate guarantees. The amount of loans repurchased as a percentage of total claims may not be representative of future repurchase activity given likely changes in the mix of counterparties and the volatility of the amount and timing of past repurchase requests.

We treat repurchase rates as highly confidential and proprietary information, which we believe should remain confidential. If this information were to be disclosed publicly, we believe it would severely harm our ability to negotiate effectively with counterparties and litigants and ultimately harm our investors and shareholders. By providing the amount of unresolved claim requests, along with other information included in our Form 10-Q, the information will allow investors and shareholders to reasonably size the exposure to representations and warranties.

•	Amount and percentage of claims that were rejected because there was no representation and warranty breach or the claim was not properly filed;

As indicated below, in our Form 10-Q for the three and six months ended June 30, 2010, we disclosed the $2.3 billion in claims from the monolines that we have rejected.

•	Amount and percentage of claims that have been made where a conclusion is pending (e.g. due to insufficient information or the nature of internal review); and

As indicated below, in our Form 10-Q for the three and six months ended June 30, 2010, we disclosed the $1.7 billion of pending monoline claims.

•	Disaggregate, if possible, any other significant concentrations such as, exposures related to the legacy corporation or exposures related to loans acquired through business combinations, etc.

Our exposure to our representations and warranties is the result of prior loan sales and securitization activities in legacy Bank of America Corporation, Countrywide Financial Corporation and Merrill Lynch & Co., Inc. In addition, in our Form 10-Q for the three and six months ended June 30, 2010, we disclosed that private label MBS transactions were completed by legacy companies, primarily Countrywide Financial Corporation. In our opinion, further disaggregation or discussion of any exposure by legacy company is not relevant on a consolidated financial statement level.

The following are the specific disclosures included in Note 8 to the consolidated financial statements included in our Form 10-Q for the three and six months ended June 30, 2010, which we will also include in future filings, where applicable:

At June 30, 2010, the unpaid principal balance of loans related to unresolved repurchase requests previously received from monolines was approximately $4.0 billion, including $2.3 billion that have been reviewed where it is believed a valid defect has not been identified which would constitute an actionable breach of representations and warranties and $1.7 billion that is in the process of review. At June 30, 2010, the unpaid principal balance of loans for which the monolines had requested loan files for review but for which no repurchase request has been received was approximately $9.8 billion. There will likely be additional requests for loan files in the future leading to repurchase requests. Such requests may relate to loans that are currently in the securitization trusts or loans that have defaulted and are no longer included in the unpaid principal balance of the loans in the trusts. However, it is unlikely that a repurchase request will be made for every loan in a securitization or every file requested or that a valid defect exists for every loan repurchase request. Repurchase requests from the monolines will continue to be evaluated and reviewed and, to the extent not considered valid, contested. The exposure to loss from monoline repurchase requests will be determined by the number and amount of loans ultimately repurchased offset by the applicable underlying collateral value in the real estate securing these loans. In the unlikely event that repurchase would be required for the entire amount of all loans in all securitizations, regardless of whether the loans were current, and without considering whether a repurchase demand might be asserted or whether such demand actually showed a valid defect in any loans from the securitization trusts in which monolines have insured all or some of the related bonds, assuming the underlying collateral has no value, the maximum amount of potential loss would be no greater than the unpaid principal balance of the loans repurchased plus accrued interest.

Note 11 – Commitments and Contingencies, page 48

Litigation and Regulatory Matters, page 52

6.	We note your response to prior comment 14 to our letter dated May 3, 2010 and your enhanced litigation-related disclosures on page 52 of your March 31, 2010 Form 10-Q. It appears your threshold for disclosure is whether you can estimate “with confidence” what the eventual outcome of the pending matters will be. We do not believe that this criteria is consistent with the guidance in ASC 450. We also note that for the vast majority of litigation matters discussed you have not provided any discussion of the possible loss or range of possible losses, which appears unusual given the different stages of each of the litigation matters discussed below. Please either provide a range of loss, which may be aggregated for all of the litigation matters for which you are able to estimate the amount of the loss or range of possible loss, or provide explicit disclosure for each of the litigation matters that you are unable to estimate the loss or range of possible loss and the reasons why you are unable to provide an estimate. Furthermore, if you cannot estimate the possible loss or range of possible losses, please consider providing additional disclosure that could allow a reader to evaluate the potential magnitude of the claim.

Response:	In Note 11 to the consolidated financial statements included in our Form 10-Q for the three and six months ended June 30, 2010, we provided the following additional litigation-related disclosures, which we believe addresses your comment. We will include these disclosures in future filings, as appropriate:

In view of the inherent difficulty of predicting the outcome of such litigation and regulatory matters, particularly where the claimants seek very large or indeterminate damages or where the matters present novel legal theories or involve a large number of parties, the Corporation generally cannot predict what the eventual outcome of the pending matters will be, what the timing of the ultimate resolution of these matters will be, or what the eventual loss, fines or penalties related to each pending matter may be.

In accordance with applicable accounting guidance, the Corporation establishes an accrued liability for litigation and regulatory matters when those matters present loss contingencies that are both probable and estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. When a loss contingency is not both probable and estimable, the Corporation does not establish an accrued liability. As a litigation or regulatory matter develops, the Corporation, in conjunction with any outside counsel handling the matter, evaluates on an ongoing basis whether such matter presents a loss contingency that is probable and estimable. If, at the time of evaluation, the loss contingency related to a litigation or regulatory matter is not both probable and estimable, the matter will continue to be monitored for further developments that would make such loss contingency both probable and estimable. Once the loss contingency related to a litigation or regulatory matter is deemed to be both probable and estimable, the Corporation will establish an accrued liability with respect to such loss contingency and continue to monitor the matter for further developments that could affect the amount of the accrued liability that has been previously established. Excluding fees paid to external legal service providers, litigation-related expenses of $102 million and $690 million were recognized for the three and six months ended June 30, 2010 as compared to $159 million and $370 million for the same periods in 2009.

In some of the matters described below, and in the prior commitments and contingencies disclosures, including but not limited to the Lehman Brothers Holdings, Inc. matters, loss contingencies are not both probable and estimable in the view of management, and accordingly, an accrued liability has not been established for those matters. For those disclosed litigation matters included herein, and in the prior commitments and contingencies disclosures, for which a loss is reasonably possible in future periods, whether in excess of a related accrued liability or where there is no accrued liability, and for which the Corporation is able to estimate a range of possible loss, the current estimated range is $250 million to $1.4 billion. This aggregate range represents management’s estimate of a possible range of loss with respect to such matters. This estimated range of possible loss is based upon currently available information. Moreover, the litigation matters underlying the estimated range will change from time to time, and actual results may vary significantly. Information is provided below, or in the prior commitments and contingencies disclosures, regarding the nature of these contingencies and, where specified, the amount of the claim associated with these loss contingencies. Based on current knowledge, management does not believe that loss contingencies arising from pending litigation and regulatory matters, including the litigation and regulatory matters described below, will have a material adverse effect on the consolidated financial position or liquidity of the Corporation. However, in light of the inherent uncertainties involved in these matters, and the very large or indeterminate damages sought in some or all of these matters, an adverse outcome in some or all of these matters could be material to the Corporation’s results of operations or cash flows for any particular reporting period.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Regulatory Initiatives, page 118

7.	We note you recognized $813 million of net charge-offs during the first quarter of 2010 due to newly issued regulatory guidance which required you to charge-off certain modified consumer real estate loans that were considered collateral-dependent. Please address the following:

a)	The newly issued guidance indicates that loans should be considered collateral-dependent if they lack evidence of sustained repayment capacity. Tell us whether you considered the charged-off loans collateral-dependent at the date of modification or subsequent to modification. Also, tell us if you considered these loans collateral-dependent prior to the issuance of the new guidance. If you considered the loans collateral-dependent at the date of modification, tell us how the loans qualified for modification given your determination that they lacked sustained repayment capacity;

Rule 83 confidential treatment request made by Bank of America Corporation

Response:	We did not view these loans as collateral dependent at the time of modification. During a review of our loan modification procedures in the three months ended March 31, 2010, the regulators indicated that any loan modifications completed without evidence of a sustained repayment capacity, including documented income verification, should be considered collateral dependent. Given the dialogue with the regulators, we applied their updated guidance to loan modifications where the loan files did not have sufficient written evidence of a sustained repayment capacity, including documented income verification. Accordingly, regardless of the borrowers’ delinquency status, approximately 25% of the modified loans were classified as collateral dependent as of March 31, 2010, which resulted in a charge-off.

The majority of the net charge-offs taken in the first quarter of 2010 ($643 million of the $813 million of net charge-offs) were related to home equity loans, predominately home equity lines of credit (HELOCs). Approximately 61% of the HELOCs modified in 2009 and the first quarter of 2010 were less than 60 days past due. While the HELOCs were not severely delinquent, we proactively offered modifications to borrowers who met certain criteria (e.g., changes in individual borrower payment habits, slow pays, and borrower inquiries) in order to preemptively align stated current income/cash flows to a new payment, often based on interest-only payment terms.

As all modification programs are based on an assessment of the borrowers’ cash flows, the modified loans were not deemed to be collateral dependent at the time of modification. Approximately 82% of the home equity loans presently categorized as collateral dependent (and modified prior to the second quarter of 2010) were less than 60 days past due as of June 30, 2010. The home equity loans previously modified prior to the dialogue with the regulators were categorized as collateral dependent in the first quarter of 2010 primarily because the borrowers did not meet the more stringent Housing Payment Ratio guidance (on a fully amortizing basis) as set forth by the regulators in 2010 (see additional discussion of this ratio in our response to comment 7b below), or because we lacked documented income verification.

Similarly, 80% of the residential mortgage loans and 62% of the discontinued real estate loans modified prior to the second quarter of 2010 and categorized as collateral dependent in the first quarter of 2010, based on new regulatory guidance, were less than 60 days past due as of June 30, 2010.

b)	Tell us and disclose how you determine that a loan lacks evidence of sustained repayment capacity; and

Response:	[***Redacted***]

c)	Tell us how the modification affected the accrual status for these loans. In this regard, tell us whether any of the modified loans were accruing income at the date of charge-off. If so, tell us how you determined that accrual of income was appropriate considering the loans lacked evidence of sustained repayment capacity.

Response:	Our accrual policy for modified loans dictates that modified loans are generally placed on non-accrual at the time of modification. These loans are set to accrual status when the borrower has demonstrated a sustained repayment capacity, which we have interpreted for practical purposes as making six consecutive payments. However if the borrower was current at the time of the modification and had made six consecutive payments, the modified loan would continue to remain on accrual status. At the time of charge-off, the majority of these loans were on accrual status, which, in our view, was appropriate given their payment history under the original loan and / or the modified loan terms.

8.	As a related matter, please revise your disclosure in future filings to provide a discussion and quantification of the amount and types of residential mortgage loans that are considered collateral-dependent at the time of modification. Describe the types of modifications being made on these loans and the success rates of the modifications. Disclose how this new regulatory guidance has impacted your related loan policies (impairment measurements, charge-offs, accrual status, etc.).

Response:	On page 137 of our Quarterly Report on Form 10-Q for the three and six months ended June 30, 2010, we provided the following information on changes to our impairment measurements based on the determination of collateral dependent troubled debt restructurings (TDRs):

On February 23, 2010, regulators issued clarifying guidance, effective in the first quarter of 2010, on modified consumer real estate loans that specifies criteria required to demonstrate a borrower’s capacity to repay the modified loan. In connection with this guidance, we reviewed our modified consumer real estate loans and determined that a portion of these loans did not meet the criteria and, therefore, were deemed collateral dependent. The guidance requires that modified loans deemed to be collateral dependent be written down to their estimated collateral value which resulted in $813 million of net charge-offs during the three months ended March 31, 2010, of which $643 million were home equity, $161 million were residential mortgage and $9 million were discontinued real estate. Furthermore, we had $142 million of net charge-offs for collateral dependent modified loans during the three months ended June 30, 2010, of which $128 million were home equity and $14 million were residential mortgage.

Due to the timing of when we received your letter, we were unable to incorporate all of the enhanced disclosures in our Form 10-Q for the three and six months ended June 30, 2010. In future filings we intend to continue to provide disclosure of the modifications in the period they are determined to be collateral dependent and the associated charge off amounts, as well as expand our discussion (in the section Credit Risk Management - Consumer Portfolio Credit Risk Management) of the amount and success rates for restructured loans. The following is a sample disclosure that we will include in future filings, where applicable:

At September 30, 2010, residential mortgage TDRs were $XXX including $XXX deemed collateral dependent, an [increase/decrease] of $XXX and $XXX during the three and nine months ended September 30, 2010 as compared to $XXX and $XXX during the same periods in 2009. Nonperforming TDRs [increased/decreased] $XXX and $XXX during the three and nine months ended September 30, 2010 to $XXX including $XXX deemed collateral dependent.

Nonperforming residential mortgage TDRs represented XX percent and 17 percent of total residential mortgage nonperforming loans and foreclosed properties at September 30, 2010 and December 31, 2009. Residential mortgage TDRs that were performing in accordance with their modified terms and excluded from nonperforming loans in Table XX were $XXX including $XXX deemed collateral dependent, an [increase/decrease] of $XXX and $XXX during the three and nine months ended September 30, 2010, as compared to $XXX and $XXX during the same periods in 2009, driven by an [increase/decrease] in TDRs returning to performing status and new additions to TDRs.

There were no other changes to our impairment measurement, charge off or accrual policies. All TDRs are assessed for collateral dependency in accordance with the new regulatory guidance.

We believe the foregoing is responsive to the comments and questions raised by the Staff. Further, we have reviewed the responses with our independent registered public accounting firm, PricewaterhouseCoopers, LLP.

The adequacy and accuracy of the disclosure in the filings is the responsibility of the Corporation. The Corporation acknowledges to the Securities and Exchange Commission (SEC) that Staff comments or changes in disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings. The Corporation also acknowledges that Staff comments or changes to disclosure in response Staff comments in the filings may not be asserted as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have further questions or require additional clarifying information, please call Randy Shearer, Financial Reporting and Policy Executive, at (980) 388-8433 or me at (980) 387-4997.

Sincerely,

/s/ John M. James

John M. James
Corporate Controller

cc:	Charles H. Noski, Chief Financial Officer
Neil A. Cotty, Chief Accounting Officer
Edward P. O’Keefe, General Counsel
Thomas Pirolo, Partner, PricewaterhouseCoopers LLP